UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

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FIRST INTERSTATE BANCSYSTEM, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

32055Y 201

(CUSIP Number)

James R. Scott

c/o First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59116

(406) 255-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32055Y 201	13D	Page 1 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with Risa K. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 400,756
	8.	Shared Voting Power 85,836
	9.	Sole Dispositive Power 400,756
	10.	Shared Dispositive Power 85,836
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.45%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 2 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,011,062
	8.	Shared Voting Power 382,907
	9.	Sole Dispositive Power 4,011,062
	10.	Shared Dispositive Power 382,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,969
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.03%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 3 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,247,527
	8.	Shared Voting Power 171,672
	9.	Sole Dispositive Power 1,247,527
	10.	Shared Dispositive Power 171,672
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,199
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.30%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 4 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with Julie Scott Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,716,818
	8.	Shared Voting Power 222,528
	9.	Sole Dispositive Power 2,627,483
	10.	Shared Dispositive Power 222,528
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,939,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.69%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 5 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with Homer A. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,997,725
	8.	Shared Voting Power 5,960
	9.	Sole Dispositive Power 26,193
	10.	Shared Dispositive Power 1,977,492
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,685
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.84%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 6 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with Susan S. Heyneman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 646,756
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 646,756
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 646,756
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.59%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 7 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with James R. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 156,720
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 156,720
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.14%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 8 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with Jonathan R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 545,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 545,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.50%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 9 of 28 pages
1.	Names of Reporting Persons Shareholders affiliated with Jeremy Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,485,050
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,485,050
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.19%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 10 of 28 pages

Explanatory Note

This Amendment No. 18 (“Amendment No. 18”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on February 2, 2011 (as amended to date, the “Schedule 13D”) with respect to the Class A common stock, no par value per share (“Class A Stock”) of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”). Capitalized terms used in this Amendment No. 18 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

The percent of class owned as presented on the cover sheets and in Item 5 of this Amendment No. 18 gives effect to the Conversion (as discussed in Item 4) and assumes the conversion of all of the Issuer’s Class B common stock, no par value per share (the “Class B Stock”) to Class A Stock.

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This filing relates to shares of the Class A common stock, no par value per share (“Class A Stock”) of the Issuer, whose principal executive offices are located at 401 North 31st Street, Billings, Montana 59116.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) & (f) This schedule is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

The shareholders affiliated with Risa K. Scott, whose address, except as noted below, is P.O. Box 7113, Billings, Montana 59103 (the “Risa K. Scott Group”), which includes:

•	Ms. Risa K. Scott, a citizen of the United States of America.

•	Risa K Scott TTEE Risa K Scott Trust Dtd 12/4/15, a California trust.

•	NBar5 S, Limited Partnership, a Delaware limited partnership.

•	Risa K. Scott & John Heyneman Jr., TTEEs FBO Risa K Scott Exemption Trust Under the Scott Family 1996 Trust, a Wyoming trust.

The shareholders affiliated with James R. Scott, whose address, except as noted below, is P.O. Box 7113, Billings, Montana 59103 (the “James R. Scott Group”), which includes:

•	Mr. James R. Scott, a citizen of the United States of America. Mr. Scott is a director of the issuer, Managing Partner of JS Investments Limited Partnership and a board member of Foundation for Community Vitality.

•	James R Scott Trust, James R Scott & First Interstate Wealth Management Co-TTEEs, a Montana trust.

•	James R and Christine M Scott Foundation, a Montana foundation.

•	JS Investments Limited Partnership, a Delaware limited partnership.

•	Foundation for Community Vitality, a Montana trust.

•	James F Heyneman Conservatorship, James Scott, Conservator, a Montana conservatorship.

•	James F Heyneman Trust, James Scott & First Interstate Wealth Management Co-Trustees, a Montana trust, whose address is PO Box 30918, Billings, MT 59116.

CUSIP No. 32055Y 201	13D	Page 11 of 28 pages

The shareholders affiliated with John M. Heyneman, Jr., whose address, except as noted below, is P.O. Box 7113, Billings, Montana 59103 (the “John M. Heyneman Group”), which includes:

•	John M. Heyneman, Jr., a citizen of the United States of America, whose address is 4100 Big Horn Ave, Sheridan, WY 82801. Mr. Heyneman is a director of the Issuer and the Executive Director for the Plank Stewardship Initiative.

•	John M Heyneman Jr. Trust, a Wyoming trust, whose address is 4100 Big Horn Ave, Sheridan, WY 82801.

•	Riki Rae Scott Davidson & John Heyneman Jr., Trustees FBO Riki Scott Davidson Exemption Trust Under the Scott Family 1996 Trust, a Wyoming trust.

•	Rae Ann Morss & John Heyneman Jr., Trustees FBO Rae Ann Morss Exemption Trust Under the Scott Family 1996 Trust, a Wyoming trust.

•	Towanda Investments Limited Partnership, a Delaware limited partnership, whose address is 4100 Big Horn Ave, Sheridan, WY 82801.

The shareholders affiliated with Julie Scott Rose, whose address, except as noted below, is P.O. Box 7113, Billings, Montana 59103 (the “Julie Scott Rose Group”), which includes:

•	Julie Scott Rose, a citizen of the United States of America, whose address is 31 Busbee Road, Asheville, NC 28803. Ms. Rose is a retired director of the Issuer.

•	Julie A Scott Rose Trustee of the Julie A Scott Rose Trust Dated 5-14-2002, a Wyoming trust, whose address is 31 Busbee Road, Asheville, NC 28803.

•	First Interstate Bank & Julie Scott Rose, Co-TTEEs of the Joan D Scott Trust Dtd 10/16/12, a Wyoming trust, whose address is PO Box 2007, Sheridan, WY 82801.

•	IXL Limited Liability Company, a Wyoming limited liability company.

•	Juliana Sarah Scott Rose Trust, a Wyoming trust.

•	Elizabeth Lauren Scott Rose Trust, a Wyoming trust.

•	Holland Elizabeth Scott Trust, a Montana trust.

•	Harper Grace Scott Trust, a Montana trust.

•	Harrison William Scott Trust, a Montana trust.

•	Thomas W Scott Trust Dtd 8/22/95, Thomas W Scott Trustee, a Wyoming trust, whose address is First Interstate Bank, Trustee, PO Box 2007, Sheridan, WY 82801.

•	Exempt Thomas W Scott Marital Trust 2, a Wyoming trust, First Interstate Bank, Trustee, PO Box 2007, Sheridan, WY 82801.

•	Thomas W Scott, the address of whose estate is Thomas W Scott Estate, First Interstate Bank, Trustee, PO Box 2007, Sheridan, WY 82801.

The shareholders affiliated with Homer A. Scott, Jr., whose address, except as noted below, is P.O. Box 2007, Sheridan, Wyoming 82801 (the “Homer A. Scott Group”), which includes:

•	Homer A. Scott, Jr., a citizen of the United States of America. Mr. Scott is a retired director of the Issuer.

•	Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees, a Wyoming trust.

CUSIP No. 32055Y 201	13D	Page 12 of 28 pages
•	Sheridan Stadium Foundation, a Wyoming trust, whose address is 201 N Connor Street, Sheridan, WY 82801.

The shareholders affiliated with Susan S. Heyneman, whose address, except as noted below, is P.O. Box 7113, Billings, Montana 59103 (the “Susan S. Heyneman Group”), which includes:

•	Susan S. Heyneman, a citizen of the United States of America. Ms. Heyneman is a retired director of the Issuer.

•	Susan Scott Heyneman Trust, Susan Heyneman & First Interstate Wealth Management Co-Trustees, a Montana trust, whose address is PO Box 30918, Billings, MT 59116.

The shareholders affiliated with James R. Scott, Jr. whose address, except as noted below, is P.O. Box 7113, Billings, Montana 59103 (the “James R. Scott, Jr. Group”), which includes:

•	James R. Scott, Jr., a citizen of the United States of America, whose address is 315 High Street, Ashland, Oregon 97520. Mr. Scott is a retired director of the Issuer.

•	First Interstate Bank TTEE for Dana S Andersson GST Exempt Trust No 1 Dtd 12/11/2020, a Montana trust, whose mailing address is PO Box 30918, Billings, MT 59116.

•	First Interstate Bank TTEE for James R Scott Jr. GST Exempt Trust No 1 Dtd 12/11/2020, a Montana trust, whose mailing address is PO Box 30918, Billings, MT 59116.

The shareholders affiliated with Jonathan R. Scott, whose address is 4 Canyon View Drive, Sheridan, WY 82801 (the “Jonathan R. Scott Group”), which includes:

•	Jonathan R. Scott, a citizen of the United States of America. Mr. Scott is a director of the Issuer.

•	Jonathan Scott as Trustee of the Jonathan R Scott Trust Dated as of 4/21/04, a Wyoming trust.

The shareholders affiliated with Jeremy Scott, whose address is P.O. Box 592, Dayton, Wyoming 82836 (the “Jeremy Scott Group”), which includes:

•	Jeremy Scott, a citizen of the United States of America. Mr. Scott is the Managing General Partner of NBar5.

•	NBar5, Limited Partnership (“NBar5”), a Delaware limited partnership, whose address is P.O. Box 7113, Billings, Montana 59103.

•	Jeremy Scott TTEE, Jeremy Scott Revocable Trust Dtd 6/25/15, a Wyoming trust, whose address is 859 Main Street, Box 592, Dayton, WY 82836.

(d) – (e) During the last five years, none of the foregoing Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each Reporting Person, as either one of the descendants of Homer Scott, Sr., the founder of the Issuer, or an affiliate thereof, has been a long-time beneficial owner of shares of Common Stock. The Reporting Persons are members of the Scott Family FIBK Shareholder Group (“SFFSG”), and party to the SFFSG Committee Charter (described below).

While the goal of the SFFSG is to act collectively and in a unified manner on issues of importance to them regarding the Issuer, the Charter does not bind the SFFSG members to vote in unison the shares of Common Stock

CUSIP No. 32055Y 201	13D	Page 13 of 28 pages

beneficially held by them. In addition, the Charter does not restrict the ability of any SFFSG member to dispose of shares of Common Stock beneficially held by such member.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) material changes in the Issuer’s business or corporate structure; (g) a share repurchase by the Issuer, (h) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (i) causing any class of the Issuer’s securities to be delisted from a national securities exchange or de-registered; or (j) any action similar to those enumerated above.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or action.

Except as described elsewhere in this Item 4 or to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Closing of Merger with Great Western Bancorp

CUSIP No. 32055Y 201	13D	Page 14 of 28 pages

On February 1, 2022 (the “Closing Date”), the Issuer closed the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), previously entered into on September 15, 2021 with Great Western Bancorp, Inc., a Delaware Corporation (“GWB”), which transactions were previously disclosed in a Current Report on Form 8-K filed by the Issuer on September 20, 2021. The Merger Agreement provided, among other things and subject to the terms and conditions set forth therein, that GWB would be merged with and into the Issuer, with the Issuer surviving (the “Merger”). In connection with the closing of the Merger, the Reporting Persons entered into certain agreements with or for the benefit of the Issuer, as described below.

Stockholders’ Agreement

Concurrently with the execution and delivery of the Merger Agreement, on September 15, 2021 the Reporting Persons entered into a stockholders’ agreement with the Issuer (the “Stockholders’ Agreement”), which became effective as of the closing of the Merger.

Under the Stockholders’ Agreement, for so long as the Scott Family Stockholders (as defined in the Stockholders’ Agreement) hold greater than or equal to 15% of the shares of Common Stock, the Reporting Persons will have the right to designate three directors to the Board of Directors of the Issuer. If the Scott Family Stockholders hold greater than or equal to 10% (but less than 15%) of the shares of Common Stock, the Reporting Persons will have the right to designate two directors to the Board of Directors of the Issuer. If the Scott Family Stockholders hold greater than or equal to 5% (but less than 10%) of the shares of the Common Stock, the Reporting Persons will have the right to designate one director to the Board of Directors of the Issuer. The Reporting Persons will not have the right to designate any directors once the Scott Family Stockholders hold less than 5% of the shares of the Common Stock. For so long as they are entitled to designate at least one director, the Reporting Persons will also be entitled to certain rights to designate observers on the Board of Directors of the Issuer and to designate directors on the Board of Directors of First Interstate BancSystem Foundation (“FIBK Foundation”). In addition, as promptly as practicable following the closing of the Merger, the Issuer will make a contribution of $21,500,000 to the FIBK Foundation.

The Stockholders’ Agreement also provides each of the Reporting Persons party thereto (i) up to two “demand” registrations in the case of a marketed underwritten offering, (ii) up to four underwritten block trades, in any 12-month period, and (iii) customary “piggyback” registration rights. The Stockholders’ Agreement also provides that the Issuer will indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, a copy of which is attached hereto as an exhibit hereto and incorporated by reference herein.

Voting Agreement

As a condition to the Issuer’s obligation to nominate the Reporting Persons’ director nominees at any applicable meeting of shareholders at which directors will be elected from and after the Closing Date pursuant to the Stockholders’ Agreement, each of the Reporting Persons executed and delivered to Issuer a voting agreement (the “Voting Agreement”), which provides that, with respect to any vote or consent in respect of the election of any candidate nominated by the Issuer board of directors for election or appointment as a director (other than to the extent relating to the election or appointment of a Reporting Person’s director nominee), such Reporting Person generally is required to (a) cause its shares of Issuer’s common stock to be counted as present for purposes of calculating a quorum and (b) vote at its election either (i) in accordance with the recommendation of the Issuer board of directors or (ii) in the same proportions as the votes cast by the other shareholders of Issuer.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as an exhibit hereto and incorporated by reference herein.

Amended and Restated SFFSG Committee Charter

CUSIP No. 32055Y 201	13D	Page 15 of 28 pages

Effective as of February 1, 2022, the Reporting Persons adopted that certain Scott Family First Interstate BancSystem, Inc. Shareholders Group Committee Charter (the “SFFSG Committee Charter”), by and among the Reporting Persons, which replaces the prior committee charter dated as of August 12, 2020. The SFFSG Committee Charter outlines the responsibilities of the Reporting Persons following the closing of the Merger, including with respect to the rights and obligations of the Reporting Persons under the Stockholders’ Agreement, which include (1) exercising the Reporting Persons’ rights in a coordinated manner in the interests of the Reporting Persons, including, as applicable, (a) determining the Reporting Persons’ designees and observers to the Issuer’s board of directors, (b) determining the Reporting Persons’ designees to the FIBK Foundation Board (as defined in the Stockholders’ Agreement), as well as independent directors to the same, and (c) coordinating the exercise of registration rights with respect to potential sales of A Common Shares, in each case, consistent with the terms of the Stockholders’ Agreement, (2) periodically reviewing important shareholder issues, including with respect to the Reporting Persons’ rights under the Stockholders’ Agreement or prior to the taking of a vote of the Issuer’s shareholders, and attempting to reach a consensus point of view on each issue, and (3) communicating the views of the Reporting Persons to Issuers’ management and Issuer’s board of directors, as appropriate.

The foregoing description of the SFFSG Committee Charter does not purport to be complete and is qualified in its entirety by reference to the full text of the SFFSG Committee Charter, a copy of which is attached hereto as an exhibit hereto and incorporated by reference herein.

Termination of the Scott Family Shareholders’ Agreement

Concurrently with the Closing of the Merger, the Scott Family Shareholders’ Agreement, dated as of October 29, 2010, by and among the shareholders party thereto, automatically terminated in accordance with its terms with no further obligations thereunder.

Conversion of Class B common stock to Class A Stock

Based on the number of shares of Class A Stock and the number of shares of the Class B Stock, in each case, issued and outstanding after completion of the Merger, the number of shares of Class B Stock constitute less than twenty percent (20%) of the aggregate number of shares of the Issuer’s issued and outstanding common stock, such that, pursuant to Issuer’s articles of incorporation, each share of Class B Stock as of the record date of the first meeting of shareholders of the Issuer following the effective time will be automatically converted as of such record date into one (1) fully paid and non-assessable share of Class A Stock (the “Conversion”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 16,076,473 shares of Class A Stock, which includes 15,384,630 shares of Class A Stock issuable upon conversion of an equal number of shares of Class B Stock, representing approximately 14.74% of the outstanding Class A Stock. Such shares of Common Stock represent approximately 41% of the voting power of the Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

The percent of the outstanding Class A Stock owned is calculated by assuming that the each Reporting Person converts the Class B Stock owned by them into Class A Stock, but that no other person converts any Class B Stock.

•	Risa K. Scott may be deemed to beneficially own 486,592 shares of Class A Stock, which includes 486,507 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 0.45% of the outstanding Class A Stock, which includes:

▪	264,393 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by Risa K Scott TTEE Risa K Scott Trust Dtd 12/4/15, over which Risa K. Scott has sole voting and dispositive power;

▪	135,776 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by NBAR5 S, over which Risa K. Scott has sole voting and dispositive power; and

CUSIP No. 32055Y 201	13D	Page 16 of 28 pages
▪	85,836 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by Risa K. Scott & John Heyneman Jr., TTEEs FBO Risa K Scott Exemption Trust Under the Scott Family 1996 Trust, over which Ms. Scott has shared voting and dispositive power with John M. Heyneman, Jr.

•	James R. Scott may be deemed to beneficially own 4,393,969 shares of Class A Stock, which includes 4,311,477 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 4.03% of the outstanding Class A Stock, which includes:

▪	2,008,185 shares of Class A Stock, which includes 1,972,462 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by James R Scott Trust, James R Scott & First Interstate Wealth Management Co-TTEEs, over which Mr. Scott has sole voting and dispositive power.

▪	35,240 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by James R and Christine M Scott Foundation, over which Mr. Scott has shared voting and dispositive power with the board of the same.

▪	1,901,036 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by JS Investments Limited Partnership, over which Mr. Scott has sole voting and dispositive power.

▪	340,571 shares of Class A Stock, which includes 322,641 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, held by Foundation for Community Vitality, over which Mr. Scott has shared voting and dispositive power with the board of the same.

▪	73,002 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by James F Heyneman Conservatorship, James Scott, Conservator, over which Mr. Scott has sole voting and dispositive power.

▪	7,096 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by James F Heyneman Trust, James Scott & First Interstate Wealth Management Co-Trustees, over which Mr. Scott has sole voting and dispositive power.

•	John M. Heyneman, Jr. may be deemed to beneficially own 1,419,199 shares of Class A Stock, which includes 1,412,385 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 1.30% of the outstanding Class A Stock, which includes:

▪	139,921 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by John M Heyneman Jr. Trust, over which Mr. Heyneman has sole voting and dispositive power.

▪	85,836 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by Riki Rae Scott Davidson & John Heyneman Jr., Trustees FBO Riki Scott Davidson Exemption Trust Under the Scott Family 1996 Trust, over which Mr. Heyneman has shared voting and dispositive power with Riki Davidson.

▪	85,836 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by Rae Ann Morss & John Heyneman Jr., Trustees FBO Rae Ann Morss Exemption Trust Under the Scott Family 1996 Trust, over which Mr. Heyneman has shared voting and dispositive power with Rae Ann Morss.

▪	1,085,792 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by Towanda Investments Limited Partnership, over which Mr. Heyneman has sole voting and dispositive power.

•	Julie Scott Rose may be deemed to beneficially own 2,939,346 shares of Class A Stock, which includes 2,391,090 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 2.69% of the outstanding Class A Stock, which includes:

CUSIP No. 32055Y 201	13D	Page 17 of 28 pages
▪	397,210 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by Julie A Scott Rose Trustee of the Julie A Scott Rose Trust Dated 5-14-2002, over which Ms. Rose has sole voting and dispositive power.

▪	10,424 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by First Interstate Bank & Julie Scott Rose, Co-TTEEs of the Joan D Scott Trust Dtd 10/16/12

▪	222,528 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock by IXL Limited Liability Company, over which Ms. Rose has shared voting and dispositive power with Jonathan Scott and Joan Scott.

▪	131,731 shares of Class A Stock held by Juliana Sarah Scott Rose Trust, over which Ms. Rose has sole voting and dispositive power.

▪	131,731 shares of Class A Stock held by Elizabeth Lauren Scott Rose Trust, over which Ms. Rose has sole voting and dispositive power.

▪	94,863 shares of Class A Stock held by Holland Elizabeth Scott Trust, over which Ms. Rose has sole voting and dispositive power.

▪	94,863 shares of Class A Stock held by Harper Grace Scott Trust, over which Ms. Rose has sole voting and dispositive power.

▪	94,863 shares of Class A Stock held by Harrison William Scott Trust, over which Ms. Rose has sole voting and dispositive power.

▪	1,669,660 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by Thomas W Scott Trust Dtd 8/22/95, Thomas W Scott Trustee (the “Thomas W Scott Trust”), over which Ms. Rose has sole voting and dispositive power.

▪	89,335 shares of Class A Stock issuable upon conversion of 89,335 shares of Class B Stock held by Exempt Thomas W Scott Marital Trust 2 (the “Thomas Scott Exempt Trust #2”), over which Ms. Rose has sole voting power.

▪	205 shares of Class A stock held by Thomas W Scott, over which Ms. Rose has sole voting and dispositive power.

•	Homer A. Scott, Jr. may be deemed to beneficially own 2,003,685 shares of Class A Stock, which includes 1,961,232 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 1.84% of the outstanding Class A Stock, which includes:

▪	1,971,532 shares of Class A Stock, including 1,961,232 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, held by Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees, over which Homer A. Scott, Jr. has sole voting and dispositive power.

▪	5,960 shares of Class A Stock held by Sheridan Stadium Foundation, over which Homer A. Scott, Jr. has shared voting and dispositive power with the board of the same.

•	Susan S. Heyneman may be deemed to beneficially own 646,756 shares of Class A Stock, which includes 646,756 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 0.59% of the outstanding Class A Stock, which includes:

▪	646,756 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by Susan Scott Heyneman Trust, Susan Heyneman & First Interstate Wealth Management Co-Trustees, over which Ms. Heyneman has sole voting and dispositive power.

•	James R. Scott Jr. may be deemed to beneficially own 156,720 shares of Class A Stock, which includes 149,137 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 0.14% of the outstanding Class A Stock, which includes:

CUSIP No. 32055Y 201	13D	Page 18 of 28 pages
▪	25,642 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by First Interstate Bank TTEE for Dana S Andersson GST Exempt Trust No 1 Dtd 12/11/2020, over which Mr. Scott, Jr. has sole voting and dispositive power.

▪	25,642 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by First Interstate Bank TTEE for James R Scott Jr. GST Exempt Trust No 1 Dtd 12/11/2020, over which Mr. Scott, Jr. has sole voting and dispositive power.

•	Jonathan R. Scott may be deemed to beneficially own 545,156 shares of Class A Stock, which includes 540,996 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 0.50% of the outstanding Class A Stock, which includes:

▪	540,731 shares of Class B Stock held by Jonathan Scott as Trustee of the Jonathan R Scott Trust Dated as of 4/21/04, over which Jonathan R. Scott has sole voting and dispositive power.

•	Jeremy Scott may be deemed to beneficially own 3,485,050 shares of Class A Stock, which includes 3,485,050 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, representing 3.19% of the outstanding Class A Stock, which includes:

▪	54,918 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock, held by Jeremy Scott TTEE, Jeremy Scott Revocable Trust Dtd 6/25/15 (the “Jeremy Scott Trust”), over which Jeremy Scott has sole voting and dispositive power.

▪	3,416,108 shares of Class A Stock issuable upon the conversion of an equal number of shares of Class B Stock held by NBAR5 Limited Partnership, over which Jeremy Scott has sole voting and dispositive power.

(c)       During the past 60 days none of the Reporting Persons has effected any transactions in the Common Shares, other than as set forth below:

•	On November 18, 2021, the Thomas Scott Exempt Trust #2 received 89,335 shares of Class B Stock from the Thomas W Scott Trust.

•	On November 24, 2021, Homer Scott Jr gifted 2,000 shares of Class A Stock to his FIBK Donor Advised Fund and on 11-26-21 Homer Scott gifted 800 Class A shares to his Family Foundation, Homer & Janet Scott Foundation, and also gifted 8,400 Class A shares to 12 of his grandchildren’s trusts.

•	On December 8, 2021, the Foundation for Community Vitality received 666 Class A shares from James R. Scott and 666 Class A shares from Christine Scott, the former’s wife.

•	On December 8, 2021, James R. Scott converted 13,000 shares of Class B Stock to an equal number of shares of Class A Stock and gifted 666 shares of Class A Stock to the Foundation for Community Vitality and 12,334 shares of Class A Stock to his Goldman Sachs donor advised fund.

•	On December 10, 2021, the Jeremy Scott Trust received 12,000 shares of Class B Stock from his mother, Jo Forbes.

(d)        None.

(e)        Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

CUSIP No. 32055Y 201	13D	Page 19 of 28 pages

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.		Title

99.1	*	Amended and Restated Joint Filing Agreement
99.2		Power of Attorney for each of the Reporting Persons
99.3	*	Stockholders’ Agreement
99.4		Form of Voting Agreement
99.5		SFFSG Committee Charter dated February 1, 2022

*	Previously filed.

CUSIP No. 32055Y 201	13D	Page 20 of 28 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2021
Date

*
Risa K. Scott

NBar5 S

By: *
Name: Risa K Scott
Title: Authorized Signatory

Risa K. Scott & John Heyneman Jr., TTEES FBO Risa K. Scott exemption trust under the Scott family 1996 trust

By: *
Name: Risa K Scott
Title: Trustee

Risa K Scott TTEE Risa K Scott Trust DTD 12/4/15

By: *
Name: Risa K Scott
Title: Trustee

*
James R. Scott

CUSIP No. 32055Y 201	13D	Page 21 of 28 pages

Foundation for Community Vitality

By: *

Name: James R. Scott
Title: Director

James F Heyneman Conservatorship, James Scott, Conservator

By: *
Name: James R. Scott
Title: Conservator

James R Scott Trust

By: *
Name: James R. Scott
Title: Trustee

James R And Christine M Scott Foundation

By: *
Name: James R. Scott
Title: President

JS Investments Limited Partnership

By: *
Name: James R. Scott
Title: Managing Partner

James R Scott Trust, James R Scott & First Interstate Wealth Management Co-TTEEs

By: *
Name: James R. Scott
Title: Trustee

James F Heyneman Trust, James Scott & First Interstate Wealth Management Co-Trustees

By: *
Name: James R. Scott

CUSIP No. 32055Y 201	13D	Page 22 of 28 pages

Title: Trustee

*
John M. Heyneman, Jr.

Rae Ann Morss & John Heyneman Jr., Trustees FBO Rae Ann Morss Exemption Trust under the Scott family 1996 Trust

By: *
Name: John M. Heyneman Jr
Title: Co-Trustee

Riki Rae Scott Davidson & John Heyneman Jr., trustees FBO Riki Scott Davidson Exemption Trust under the Scott family 1996 Trust

By: *
Name: John M. Heyneman Jr
Title: Co-Trustee

John M. Heyneman Jr. Trust

By: *
Name: John M. Heyneman Jr
Title: Trustee

Towanda Investments Limited Partnership

By: *
Name: John M. Heyneman Jr
Title: Managing Partner

*
Julie Scott Rose

CUSIP No. 32055Y 201	13D	Page 23 of 28 pages

Elizabeth Lauren Scott Rose Trust

By: *
Name: Julie Scott Rose
Title: Trust Advisor

First Interstate Bank & Julie Scott Rose, Co-TTEEs of the Joan D Scott Trust DTD 10/16/12

By: *
Name: Julie Scott Rose
Title: Trustee

Harper Grace Scott Trust

By: *
Name: Julie Scott Rose
Title: Trustee

Harrison William Scott Trust

By: *
Name: Julie Scott Rose
Title: Trustee

Holland Elizabeth Scott Trust

By: *
Name: Julie Scott Rose
Title: Trustee

IXL Limited Liability Company

By: *
Name: Julie Scott Rose
Title: Designated member

Juliana Sarah Scott Rose Trust

By: *
Name: Julie Scott Rose
Title: Trust Advisor

CUSIP No. 32055Y 201	13D	Page 24 of 28 pages

Julie A Scott Rose Trustee of the Julie A Scott Rose Trust dated 5-14-2002

By: *
Name: Julie Scott Rose
Title: Trustee

Thomas W Scott

By: *
Name: Julie Scott Rose
Title: Trustee

Thomas W Scott Trust DTD 8/22/95, Thomas W Scott Trustee

By: *
Name: Julie Scott Rose
Title: Trustee

Exempt Thomas W Scott Marital Trust 2

By*
Name: Julie Scott Rose
Title: Trustee

By*
Name: Kim Smith
Title: Trustee

By*
Name: Kristin Wilkerson
Title: Trustee

*
Homer Scott, Jr.

Homer Scott Jr. Trust DTD 12/4/78

By: *
Name: Homer Scott Jr.
Title: Trustee

CUSIP No. 32055Y 201	13D	Page 25 of 28 pages

Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees

By: *
Name: Homer Scott Jr.
Title: Trustee

Sheridan Stadium Foundation

By: *
Name: Homer Scott Jr.
Title: Board President

* Susan S. Heyneman

Susan Scott Heyneman Trust, Susan Heyneman & First Interstate Wealth Management Co-Trustees

By: *
Name: Susan Heyneman
Title: Trustee

*
James R Scott, Jr.

First Interstate Bank TTEE for Dana S Andersson GST Exempt Trust No 1 DTD 12/11/2020

By: *
Name: James R. Scott Jr.
Title: Authorized Signatory

By: *
Name: Hannah Wagner
Title: Trustee

By: *
Name: Clarene Westburg
Title: Trustee

CUSIP No. 32055Y 201	13D	Page 26 of 28 pages

First Interstate Bank TTEE for James R Scott Jr. GST Exempt Trust No 1 DTD 12/11/2020

By: *
Name: James R. Scott Jr.
Title: Authorized Signatory

By: *
Name: Hannah Wagner
Title: Trustee

By: *
Name: Clarene Westburg
Title: Trustee

*
Jonathan R. Scott

Jonathan Scott as Trustee of the Jonathan R Scott Trust dated as of 4/21/04

By: *
Name: Jonathan Scott
Title: Trustee

*
Jeremy Scott

Jeremy Scott TTEE, Jeremy Scott Revocable Trust DTD 6/25/15

By: *
Name: Jeremy Paul Scott
Title: Trustee

CUSIP No. 32055Y 201	13D	Page 27 of 28 pages

NBar5 Limited Partnership

By: *
Name: Jeremy Scott
Title: Managing Member

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact

CUSIP No. 32055Y 201	13D	Page 28 of 28 pages

EXHIBIT INDEX

Exhibit No.		Title

99.1	*	Amended and Restated Joint Filing Agreement
99.2		Power of Attorney for each of the Reporting Persons
99.3	*	Stockholders’ Agreement
99.4		Form of Voting Agreement
99.5		SFFSG Committee Charter dated February 1, 2022

*	Previously filed.